Relmada Therapeutics, Inc.

546 Fifth Avenue, 14th Floor

New York, NY 10036

September 15, 2014

VIA EDGAR

J. Nolan McWilliams

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Relmada Therapeutics, Inc. (Formerly Camp Nine, Inc.)
Registration Statement on Form S-l
Filed June 27, 2014
File No. 333-197109

Dear Mr. McWilliams:

We are in receipt of your comment letter dated July 24, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by Relmada Therapeutics, Inc.’s (the “Company”) responses:

General

1.	Refer to the press release dated July 1, 2014 located on the Relmada.com website. Please tell us whether you intend that this press release does not constitute a “prospectus” as defined in Section 2(a)(10) of the Securities Act of 1933. To the extent you believe this press release complies with Rule 134 under the Securities Act, please address this in your response.

RESPONSE:	We intend that this press release does not constitute a “prospectus” as defined in Section 2(a)(10) of the Securities Act of 1933. We believe that the release substantially complies with Rule 134 under the Securities Act because the release repeats information previously disclosed by the Company in earlier press releases and limits the disclosure to factual information about the Company and a brief indication of the general type of business of the company. To the extent that the release does not comply with Rule 134, the Company is willing to include disclosure in the registration statement regarding such risk.

2.	Additionally, forward-looking statements made by issuers of penny stock are excluded from the safe harbors in the Private Securities Litigation Reform Act. Please confirm that for so long as you issue penny stock, you will refrain from referencing the PSLRA safe harbors in your press releases and Exchange Act reports.

RESPONSE:	We herby confirm that for so long as the Company issues penny stock, the Company will refrain from referencing the PSLRA safe harbors in its press releases and Exchange Act reports.

3.	The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

RESPONSE:	We acknowledge that the financial statements will be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement. We have included the audited financial statements for the six months transition period ended June 30, 2014 in the registration statement.

4.	Provide a currently dated consent from the independent public accountant in any amended filing.

RESPONSE:	We have included a currently dated consent from our auditor as Exhibit 23.1 to the Form S-1/A.

Outside front Cover of Prospectus

5.	Please revise the cross-reference to the risk factors section to point to the correct page.

RESPONSE:	We have revised the cross-reference to the risk factors section to point to the correct page in the Form S-1/A.

Prospectus Summary, page 1

6.	Please balance the discussion under Business Overview by disclosing in one of the opening paragraphs that you have not generated revenues and do not anticipate generating revenues for the foreseeable future, that your auditor has expressed a substantial doubt as to your ability to continue as a going concern, and disclose your net losses for the most recently completed fiscal year and interim period.

RESPONSE:

We have included disclosure that we have not generated revenues and do not anticipate generating revenues for the foreseeable future. We also have disclosed our net losses for the most recently completed fiscal year. Finally, the auditor did not include a going concern opinion in the most recent audited financial statements for the transition period ended June 30, 2014.

7.	Please revise the discussion to clarify and distinguish what products and processes you have developed and the activities in which you intend to engage compared to those developed or to be undertaken by third parties. In this regard we note the statements concerning your development of highly efficient clinical programs to deliver valuable products in areas of high unmet medical need, and the statements on page 59 concerning your agreements with Malvern Consulting Group Inc. for d-methadone product development and to Scilucent, Inc. for levorphanol.

RESPONSE:	We have revised the disclosure to include the processes for which the management team will be responsible. We have also revised the disclosure on page 59 to indicate that Scilucent is used by the company as a regulatory consultant. Malvern also was only used as a regulatory consultant but no longer provides services to the Company.

8.	Please tell us whether any of the data provided by the listed sources here and in your business section, such as the data from other third-party sources and industry publications, were commissioned by you for use in connection with the registration statement. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

RESPONSE:	None of the data provided by the listed sources in the summary section and in our business section, such as the data from other third-party sources and industry publications, were commissioned by us for use in connection with the registration statement. All information is publically available.

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9.	We note that you include sales data for established products sold by larger and better-funded competitors as indicative of the potential market for your products. To the extent you reference sales of competitors’ products, please place this and other market data in context by discussing your competitive position in light of your size and stage of product development, as well as how your strategy of relying on off-patent drugs and repurposed drugs influences your competitive position and the comparability of the data you cite.

RESPONSE:	We have added a new paragraph on page 1 to address comment 9.

10.	Please define the term “in-license” the first time it is used and briefly explain how in-licensing will allow you to “accelerate the pathway to become a fully integrated pain specialty biopharmaceutical company” and expand upon your plans for any in-licensing arrangements here and in the business section. Please tell us whether you have entered into any such agreements, and if so, please file any material agreements as exhibits.

RESPONSE:	We have defined term “in-license” the first time it is used and briefly explained how in-licensing will allow us to “accelerate the pathway to become a fully integrated pain specialty biopharmaceutical company”. We currently do not have any plans for any in-licensing arrangements and have not entered into any such arrangements to date.

11.	Please clarify where in the clinical trial process your product candidates currently stand, as you have only filed one investigational new drug application (“IND”), and appear to be in preclinical stages for two of your product candidates. We also note your disclosure here that you have “an early stage pipeline of product candidates which are briefly described in the business section of this document,” and on page 59 referring to “an early stage pipeline of an additional three products,” yet it appears that an expanded discussion of these products has been omitted. Accordingly, please revise this section and your business section to thoroughly discuss your product pipeline.

RESPONSE:	We have expanded our disclosure on our product pipeline status is the summary section and business sections.

12.	We note your statement that your “open-label Phase I/IIa study at the Memorial Sloan Kettering Cancer Center showed that d-methadone was safe and well tolerated with 75% of the patients completing the study finding d-methadone to be moderately or very effective,” and that your d-methadone can leverage the established analgesic efficacy and use of methadone “without its safety hazard.” Please qualify these statements by clearly indicating, if true, that the FDA has not concluded that your specific product candidates are safe.

RESPONSE:	We have qualified the above statements by clearly indicating that the FDA has not concluded that d-methadone is safe.

13.	Please explain what you mean by “develop d-methadone as an innovative NMDA antagonist to platform to treat neuropathic pain or other potential conditions.”

RESPONSE:	We have expanded on what we mean by “develop d-methadone as an innovative NMDA antagonist to platform to treat neuropathic pain or other potential conditions.”

14.	Please provide support for the statements on pages 1 and 52 that “levorphanol has also been shown to partially reverse analgesic tolerance to morphine and may therefore benefit patients who are tolerant to the analgesic effects of their current opioid,” and that “historically both patients and doctors prefer oral dosing versus sublingual or patch products [of buprenorphine],” and on page 54 that MepiGel “is anticipated to compete with topical Lidoderm patch . . . .”

RESPONSE:	We have provided support for the statements above or qualified the statement stating that it is our belief.

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Risk Factors, page 4

Risks Related to Our Business, page 4

International commercialization of our product candidates faces significant obstacles, page 4

15.	We note your disclosure that you “may plan to commercialize some of [y]our products internationally through collaborative relationships with foreign partners.” Please tell us whether you have approached any potential partners, and to the extent you currently have any material agreements with foreign partners, please file them as exhibits.

RESPONSE:	We have not approached any potential partners to commercialize our products.

Risks Related to Clinical and Regulatory Matters, page 6

Some of our products for clinical trials are manufactured outside the United States, page 10

16.	We note your disclosure that you manufacture some products outside of the United States. Please revise your business section to discuss your manufacturing arrangements, and to the extent you have any material agreements file them as exhibits.

RESPONSE:	Relmada manufactures some products outside the United States for development and to conduct human clinical studies either in the US or outside the US. These products are for development purposes only, and not for commercial manufacturing. There is no material agreement. We have included this disclosure on page 10.

If the supplier of active pharmaceutical ingredient (API) or pharmaceutical excipient, page 10

17.	We note your disclosure that you have a “single source for [y]our supply of levorphanol” and that interruption in the supply of levorphanol could have a material adverse effect on your business. Please revise your business section to identify this source and file any agreement with this provider as an exhibit, or explain to us why you do not believe it is material.

RESPONSE:

Relmada relies on a single source of API for levorphanol for the development of the product. Currently this single source supplies the API for research and development purposes only. There is no material agreement for commercial supply at this time. We have included this statement in the business section.

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We rely on third parties to conduct our clinical trials, page 12

18.	We note your disclosure that you have relied on third parties to conduct clinical trials. Please revise the summary and business section to disclose the terms of your arrangements with any third parties that you utilize in conducting clinical trials. Please also file any material agreements with these parties as exhibits and disclose the nature of any fees, royalties, or profit sharing that these agreements contemplate.

RESPONSE:	We have revised the disclosure to indicate that we currently do not have any ongoing trials. We also do not currently have any arrangements with any third parties for trials.

Our patent position is highly uncertain and involves complex legal and factual questions, page 17

19.	We note your disclosure concerning pending patent applications by you and your licensors here, and your disclosure on page 55 that you have a “substantial” intellectual property portfolio comprised of “several patents and patent applications.” Please revise this risk factor to include a brief discussion of your most material patents, the product candidates or technology to which they relate, the jurisdictions in which they were granted, and the expected expiration date of the patent protection. Additionally, if the patents are subject to a license agreement that may be terminated resulting in the loss of patent protection, please disclose.

RESPONSE:	We have revised the disclosure in the risk factor per the comment above.

Risks Related to Ownership of Our Common Stock, page 22

Our Common Stock may be deemed a “penny stock,” page 23

20.	Please reconcile your disclosure here that penny stock rules apply to “companies whose common stock is not listed on The Nasdaq Stock Market or other national securities exchange and trades at less than $4.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000” and the disclosure on page 25 that “[p]enny stocks generally are equity securities with a price of less than $5.00 . . . .”

RESPONSE:	We have revised the disclosure on page 23 to state that penny stock rules apply stock that trades at less than $5.00 per share, and not $4.00 per share.

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Dilution, page 25

21.	Please discuss the potential dilutive effect to stockholders that may occur if your warrants are exercised.

RESPONSE:	We have included a discussion of the potential dilutive effect to stockholders that may occur if our warrants are exercised.

Selling Stockholders, page 25

22.	We note that many of the listed selling stockholders are entities, rather than natural persons. For all selling stockholders that are not natural persons, please identify the person or persons who have voting or investment control over the company’s securities that the entity owns in the footnotes to the table. In this regard, we note that the following entities do not have a voting person disclosed: Cornell Research Foundation, Kermit E Reynolds Jr Family LLC, Maurice Schwartz & Sons Partnership, Octet Investment Ltd, Principle Financial Holdings LLC, Rippee Mineral Management LLC, Rs Draughting & Engineering Services Ltd., and Standard Sand & Silica Co Inc. Please also fill in all blank spaces in the footnotes to this table in your next amendment.

RESPONSE:	We updated the footnote table to identify all of the person or persons who have voting or investment control over the Company’s securities that are owned by entities.

Description of Business, page 52

23.	Please significantly revise this section to include the information required by Item 101(h)(4) of Regulation S-K. For instance, disclose in greater detail your distribution methods, the development status of your lead products and pipeline products, the sources and availability of raw materials and the names of principal suppliers, the effect of existing or probable governmental regulations on your business, the costs and effects of compliance with environmental laws, and an estimate of the amount spent during each of the last two fiscal years on research and development activities. Please also clarify your role in the design, manufacturing and production of these products versus your suppliers’ and other third parties’ roles.

RESPONSE:

We do not currently have any products that are manufactured or marketed so we do not have any distribution methods or principal suppliers. We have included a development status of each of our products in the business section. The effect of existing or probable governmental regulations on our business is discussed on page 56. We do not incur any costs and effects of compliance with environmental laws. We have included the amount we have spent on research and development for the past two fiscal years. We have also clarified our role in the design, manufacturing and production of our products versus your suppliers’ and other third parties’ roles.

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23.	Please include the information required by Item 102 of Regulation S-K.

RESPONSE:	We have included the information required by Item 102 of Regulation S-K.

25.	Please revise this section to include a section discussing the status and results of your clinical trials, including recent results and planned future development.

RESPONSE:	We have revised this section to include a development status for each of our products.

Company Overview, page 52

26.	We note your references to proprietary systems in your LevoCap ER, BuTab ER, and MepiGel products. Please clarify the elements of these products that are proprietary, and to what extent you have patent protection for these systems.

RESPONSE:	Relmada has filed multiple patent applications for our products for our proprietary systems. These patent applications are currently pending. Please refer to comment 19.

Product Development, page 55

27.	It appears that you have filed an investigational new drug (IND) application for LevoCap ER, but not d-methadone, BuTab ER, or MepiGel. Please disclose the identity of the filers and dates the application was filed for LevoCap, and explain to us why INDs have not been filed for your other product candidates.

RESPONSE:

We have disclosed the identity of the filer and the dates the application was filed for LevoCap. The IND.s for BuTab and MepiGel will be filed with the FDA when the projects reach the regulatory requirement stage in the US. An IND for D-methodone was filed by Memorial Sloan Kettering Hospital.

Intellectual Property Portfolio and Market Exclusivity, page 55

28.	We note your disclosure that you believe “Relmada’s technology and products are protected by an extensive intellectual property estate of several patents or patent applications” and that you “have secured an intellectual property portfolio comprised of several patents and patent applications.” Please disclose in this section the number of issued material patents, if any, covering your products. As to each material patent related to your products, please disclose the following information:

•	the expiration date of the patent;
•	the jurisdiction covered by the patent;

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•	the type of protection afforded by each such patent; and
•	whether the patent is owned by or licensed to the company.

As to any licensed material patent related to your products, please indicate from whom the patent was licensed and describe all material terms of the license agreement, including its duration and any conditions that must be satisfied in order to maintain the license. Please file all material license agreements as exhibits.

RESPONSE:	We have disclosed the information requested regarding our patents and patent applications. We do not believe that the Cornell License Agreement is material to the Company.

Key Strengths, page 55

29.	Please explain the reference to “Exhibit 1” in the second bullet point of this subsection. We are unable to locate this exhibit in the prospectus.

RESPONSE:	We have removed the reference to “Exhibit 1” in the second bullet point of this subsection.

Competition Overview, page 56

30.	Please disclose the names and products of any other companies that are developing or have developed similar products.

RESPONSE:	We believe that was have disclosed the competitive landscape in the second and third paragraphs of the Competition Overview section of the registration statement.

Government Regulation, page 56

31.	Please expand this section to describe the status of your products within the FDA approval process, e.g., what type of applications have been submitted, when, the nature of designations assigned by the FDA to your products, the basis for your belief that your products will be eligible for 505(b)(2) registration with the FDA, and why you believe your “two tiered” approach will reduce overall clinical development risks. We note that you have received two 7-year FDA Orphan Drug market exclusivities for MepiGel. Please tell us when you received these exclusivities, and disclose all material details of any communications with the FDA here. Please also clarify that although you may pursue a 505(b)(2) pathway, that approval is not guaranteed by the FDA. Additionally, please clarify what you mean by the phrase on page 54 that you will “pursue the development of d-methadone via the traditional NDA route.”

RESPONSE:	We have revised the disclosure on page 56 and 54.

Market Price of and Dividends on Our Common Stock and Related Stockholder Matters, page 57

32.	Please revise to include the high and low bid information for your common stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included. Refer to Item 201(a)(1)(iii) of Regulation S-K.

RESPONSE:	We have revised the disclosure to include the high and low bid information for your common stock for each full quarterly period within the two most recent fiscal years. There is no interim period for which financial statements are included.

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Management’s Discussion and Analysis, page 59

33.	Please briefly explain why it is appropriate to characterize your product portfolio as “diversified” given that no products are currently approved for sale and you have not generated revenues and do not expect to generate revenues for the foreseeable future from these products.

RESPONSE:

We feel that it is appropriate to characterize our product portfolio as “diversified” because if our products are developed and approved in the way that we are planning these products will be diversified in the marketplace.

34.	Please characterize as a belief the statement that your “efforts are guided by the internationally recognized scientific expertise of [your] research team with inputs from a world-class scientific advisory board.”

RESPONSE:	We have revised the disclosure to characterize as a belief the statement that our “efforts are guided by the internationally recognized scientific expertise of [our] research team with inputs from a world-class scientific advisory board.”

35.	We note your statement that “[a]s of now none of [y]our drugs have been approved for sale in the United States or elsewhere” and that you have no “sales or marketing infrastructure.” Please revise to disclose this in your summary and business section.

RESPONSE:	We have revised our summary and business sections to include the statement above.

36.	We note your disclosure that “[c]onsulting fees were paid to Malvern Consulting Group Inc. for d-methadone product development and to Scilucent, Inc. for levorphanol product development.” Please file these agreements as exhibits or tell us why you do not believe they are material.

RESPONSE:	We do not believe that these agreements are material to the Company. There is currently no work being conducted under the Malvern Consulting Group agreement and under the Scilucent agreement, Scilucent only acts as a regulatory consultant, to give us regulatory advice, as requested.

Discussion of the Acquisition of Medeor, page 60

37.	Please revise your discussion of the acquisition of the Medeor research and development project for consistency with the disclosure in Note 6 on page F-25. The discussion here should include the acquisition of the agreement, the valuation of common stock, and the accounting treatment thereof.

RESPONSE:	On page 60 we have revised our discussion of the acquisition of the Medeor research and development project for consistency with the disclosure in Note 6 on page F-25.

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Liquidity, page 62

38.	Please disclose how long you expect you can continue operations with your current funds combined with any expected proceeds from this offering.

RESPONSE:	We have disclosed how long we expect to continue operations with our current funds combined with any expected proceeds from this offering.

39.	Your disclosure on page F-38 indicates that, as of March 31, 2014, the December 2012 Notes Payable were still in default. Please revise your discussion here to address this situation, possible cures, and the financial impact to you should you not be able to repay the note.

RESPONSE:	On May 20, 2014, the Company completed a share exchange with Camp Nine, Inc. As a result of the share exchange, the outstanding December 2012 Notes Payable were exchanged for common stock of Camp Nine. Therefore, there are no longer any notes outstanding.

Directors and Executive Officers, page 66

40.	Please provide the business experience during the past five years for Mr. Traversa and Mr. Salinas. In your revised discussion, include all the information required by Item 401(e)(1) of Regulation S-K. Please also disclose any past and present association between Mr. Traversa and Actinium Pharmaceuticals, Inc.

RESPONSE:	We have revised the disclosure to include the business experience during the past five years for Mr. Traversa and Mr. Salinas. We have also disclosed any past and present association between Mr. Traversa and Actinium Pharmaceuticals, Inc.

Involvement in Certain Legal Proceedings, page 68

41.	You qualify your discussion of the involvement of directors and executive officers in legal proceedings with the phrase “to our knowledge.” Please remove this, as the company is in a position to know whether there are any legal actions pending against it and its directors and executive officers.

RESPONSE:	We have removed the phrase “to our knowledge” in the registration statement.

Executive Compensation, page 69

42.	Please revise to provide a narrative to the summary compensation table. Refer to Item 402(o) of Regulation S-K. In this regard, we note your disclosure concerning your Option Plan.

RESPONSE:	We have provided a narrative of the compensation arrangements with our executive officers.

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Scientific Advisory Board, page 70

43.	We note your disclosure that the Scientific Advisory Board members receive “cash compensation for their service,” and on page 72 that they “may be entitled to . . . shares pursuant to consulting agreements with the Company.” Please discuss in greater detail the terms of the compensation arrangement with your Scientific Advisory Board.

RESPONSE:	We have expanded our disclosure on our compensation arrangements with our Scientific Advisory Board members.

Security Ownership of Certain Beneficial Owners and Management, page 71

44.	Please expand footnote 1 to disclose the natural person(s) with voting and investment power over the shares held by Southern Biotech, Inc.

RESPONSE:	We have expanded footnote 1 to disclose the natural person with voting and investment power over the shares held by Southern Biotech, Inc.

Description of Securities, page 74

45.	We note the statement that the “following summary of [y]our capital stock is subject in all respects to applicable Nevada law. . . .” Please remove this statement, as it is not appropriate to qualify information in the registration statement by reference to information not included in the registration statement or filed as an exhibit.

RESPONSE:	We have removed the statement that the summary of our capital stock is subject in all respects to Nevada law.

46.	Please disclose how many advisory firm warrants are currently issued and outstanding.

RESPONSE:	On page 74 of the registration statement we have disclosed that in connection with the agreement with the Advisory Firm, the we agreed to issue to the Advisory Firm warrants to purchase 12% of the fully diluted shares of the Company.

47.	Please revise the disclosure on page 77 under the “listing” subheading to clarify that your common stock is quoted on the OTCQB.

RESPONSE:	We have revised the disclosure on page 77 under the “listing” subheading to clarify that our common stock is quoted on the OTCQB.

Notes to Financial Statements, page F-10 Note 3 – Notes Payable, page F-14

48.	We note that both the December 2012 and the September 2013 Notes Payable were issued at a discount and with warrants to purchase common stock, and that you have amortized both the discount and the fair value of the warrants over the term of the notes. Please revise your disclosure here, in the Liquidity section, and in the interim financial statements to indicate the effective interest rate of each set of Notes. Please refer to ASC 835-30-45-2.

RESPONSE:	We have revised the notes to the financial statements to indicate the effective rate of each set of notes. The notes converted to common stock upon the closing of the share exchange on May 20, 2014; so we have not indicated the effective interest rate in the liquidity section of the MD&A.

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Note 4 – Derivative Liabilities, page F-15

49.	We note your disclosure here and in Note 6 on page F-25 that you used third party valuations to determine the fair value of your common stock, and that these valuations were used in the valuation of derivatives and stock compensation expense. Please revise your disclosure to name such experts, and obtain and file their consent under Item 601 of Regulation S-K.

RESPONSE:	We have disclosed the name of the valuation firm on page F-15 and included their consent as Exhibit 23.2 to the Form S-1/A.

Note 6 – Related Party Transactions, page F-24

Wonpung Mulsan

50.	Please revise your disclosure here and in Note 8 to include the material terms of the license and development agreement with Wonpung.

RESPONSE:	We have revised our disclosure in Note 6 and in Note 8 to include the material terms of the license and development agreement with Wonpung.

Acquisition of Medeor, page F-25

51.	Please revise your discussion of the acquisition of the Medeor research and development project to include the material terms of the royalty and milestone payments of the third party license agreement. Your disclosure in Note 8 on page F-27 should be similarly revised.

RESPONSE:	Given the Company’s cash position, timing and amounts of any future payments, we do not consider these payments to be material to the Company at this time. We have added a discussion of payments in Note 8.

Exhibit index, page II-5

52.	We note your disclosure on page F-25 that in 2007 you entered into a license development and commercialization agreement with Wonpung Mulsan Co., Ltd. Please file this agreement as an exhibit, or explain to us why you do not believe it is material.

RESPONSE:	We do not believe that this agreement is material to the company because our development focus is in the U.S. and not Asia. The Company currently has no plans to market drugs in Asia.

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The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Relmada Therapeutics, Inc.

By:	/s/ Sergio Traversa
Sergio Traversa
Chief Executive Officer

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